

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

June 18, 2009

<u>Via U.S. Mail</u>

Mr. John D. Kuhns
Chief Executive Officer
Master Silicon Carbide Industries, Inc.
558 Lime Rock Road
Lakeville, CT   06039

      Re: **Master Silicon Carbide Industries, Inc.**
           Form 10-K for the fiscal year ended June 30, 2008
           Filed October 14, 2008
           File No. 0-52988

Dear Mr. Kuhns:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Kevin L. Vaughn
               Accounting Branch Chief